UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-04329

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Cooper Tire & Rubber Company

Full Name of Registrant

Former Name if Applicable

701 Lima Avenue

Address of Principal Executive Office (Street and Number)

Findlay, Ohio 45840

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Cooper Tire & Rubber Company (the “Company”) entered into an Agreement and Plan of Merger, dated June 12, 2013, with wholly-owned subsidiaries of Apollo Tyres Ltd. (“Apollo”) pursuant to which the Company agreed to merge with a wholly-owned subsidiary of Apollo (the “Merger”). Following the announcement of the Merger, the production employees at the Company’s joint venture, Cooper Chengshan (Shandong) Tire Company Ltd., in Rongcheng, China, (the “Joint Venture”) went on strike, demanding termination of the Merger. On August 17, 2013, those employees returned to work on a limited basis to manufacture only non-Cooper branded products, but have taken other disruptive actions, including denying access to certain representatives of the Company and withholding certain business and financial information. As of November 12, 2013, the Company has not been able to obtain this business and financial information from the Joint Venture in a sufficient manner to complete the Form 10-Q for the quarter ended September 30, 2013 (the “Form 10-Q”). The Company is currently evaluating its options for resolving this matter. Until it obtains satisfactory information from the Joint Venture, the Company will not be able to file the Form 10-Q. The Company expects to file the Form 10-Q as soon as practicable after the information is obtained.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the timing, duration and outcome of the Company’s work in connection with completing certain financial statements. Forward-looking statements are not based on historical facts but instead reflect the Company’s expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “project,” “may,” “could,” “intend,” “intent,” “belief,” “estimate,” “plan,” “likely,” “will,” “should” or similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause the Company’s actual results, performance or achievements to differ materially from those expressed or indicated by those statements. The Company cannot assure you that any of its expectations, estimates or projections will be achieved.

The forward-looking statements included in this notice are only made as of the date of this document and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances.

Numerous factors could cause the Company’s actual results and events to differ materially from those expressed or implied by forward-looking statements, including, without limitation: uncertainties associated with the Merger, including, without limitation, the impact of labor disruptions and changes in the Company’s relationship with joint-venture partners. This list of factors is illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Bradley E. Hughes	(419)	423-1321
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating profit will be significantly lower than the corresponding period for the last fiscal year. The reduction will reflect lower unit volumes, including the effects from the actions at the Joint Venture, as well as price reductions partially offset by lower raw material costs. In addition, lower operating profit reflects production curtailments and transaction expenses related to the Merger. At this time, given that the Company does not have sufficient information regarding the Joint Venture, a reasonable estimate of the results cannot be made.

Cooper Tire & Rubber Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 12, 2013	By:	/s/ Jack Jay McCracken

			Name:	Jack Jay McCracken
			Title:	Assistant Secretary